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                                                                 STACY D. KRAUSE

                                                              +1 617 526 6683(t)
                                                              +1 617 526 5000(f)
                                                     Stacy.Krause@wilmerhale.Com

October 10, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re: WiderThan Co., Ltd.
    Schedules 14D-9C filed September 13, 14 and 15, 2006
    Schedule 14D-9 filed September 29, 2006
    Schedule 14D-9/A filed October 2, 2006
    File No. 005-81250

Ladies and Gentlemen:

On behalf of WiderThan Co., Ltd. ("WiderThan" or the "Company"), submitted herewith for filing is Amendment No. 2 ("Amendment No. 2") to the Schedule 14D-9 referenced above, as amended (the "Schedule 14D-9").

This Amendment No. 2 is being filed in response to comments contained in a letter dated October 5, 2006 (the "Letter") from Daniel F. Duchovny, Esq. of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. Dan Nemo, Esq., General Counsel of WiderThan.

The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") by the Company. The responses contained herein pertaining to Jefferies Broadview are based on information provided to WilmerHale by Jefferies Broadview. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2.

      Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston,
                              Massachusetts 02109

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Securities and Exchange Commission
October 10, 2006
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SCHEDULES 14D-9C

FORWARD-LOOKING STATEMENTS

1. We note in the joint press release dated September 12, and in other pre-commencement communications, the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future communications.

     RESPONSE: The Company acknowledges the Staff's comment and confirms that the Company will avoid using the above referenced statement in all future communications to the extent such communication is related to the tender offer contemplated in the Schedule 14D-9.

SCHEDULE 14D-9

PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS, PAGE 3

2. Please tell us why you need to qualify your disclosure "to the knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please apply this comment to your disclosure under the heading Interest in Securities of the Subject Company.

     RESPONSE: The Company has deleted the referenced language from the disclosure on pages 3 and 21 of the Schedule 14D-9 in response to the Staff's comment.

AGREEMENTS WITH OFFEROR AND BUYER - COMPENSATION OF DIRECTORS, PAGE 6

3. We note your disclosure in the last paragraph of page 6 with respect to the stock compensation payable to your directors which calls for an initial grant of 20,000 or 30,000 options, or an annual grant of 8,000 or 12,000 options, depending on the director's specific service in one of your committees. Please reconcile that disclosure with the grants made on July 3, 2006 to some of your directors in amounts other than those disclosed on page 6.

     RESPONSE: The Company notes, that in addition to the initial and annual option grants to directors, the Company grants to each non-employee director who serves as the Chairman of the Audit, Compensation or Board Nomination and Corporate Governance Committee an additional annual grant of 10,000 options. Accordingly, the Company advises the Staff of the following with respect to the grants made on July 3, 2006 to certain of the

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Securities and Exchange Commission
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               Company's directors in amounts other than those disclosed on page
               6 of the Schedule 14D-9:

               - Mr. Wheeler, who had received an option grant for 20,000 common shares on March 30, 2006, received an additional option grant for 10,000 common shares on July 3, 2006 in connection with his assumption of the role of Chairman of the Board Nomination and Corporate Governance Committee in June 2006.

               - During 2006, Mr. Austin and Mr. Kokkinen were appointed as Co-Chairmen of the Compensation Committee, and as a result, they each received an option grant for 25,000 common shares on July 3, 2006, which is equivalent to the 20,000 shares that non-executive directors who do not chair a committee receive as well as half of the additional 10,000 shares that we grant to directors for service as chair of the compensation committee.

               The Company has revised the disclosure on page 6 with respect to the subsection "Compensation of Directors" to clarify the director compensation policy with respect to option grants.

THE SOLICITATION OR RECOMMENDATION - BACKGROUND AND REASONS, PAGE 8

4. Please expand your disclosure of the events that led to the increase of the bidders' offer on September 9 and 10. Did you ask for a higher offer? In this respect, also expand your disclosure with respect to the telephone conversation held on September 8 between Mr. Glaser and Mr. Wheeler: what about the price and timing of the transaction was discussed?

     RESPONSE: The Company has revised the disclosure on page 11 of the Schedule
               14D-9 in response to the Staff's comment.

THE SOLICITATION OR RECOMMENDATION - REASONS FOR THE RECOMMENDATION, PAGE 12

5. The disclosure in this section refers to a wide variety of factors considered by the Board and its advisors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding
     Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's decision to recommend that the security holders accept the offer. Also, note that simply listing the factors, without explaining how the board analyzed them, is of limited usefulness to security holders. For example, how did the historical

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     and current information regarding your business, financial condition, etc.
     factor into the board's decision?

     RESPONSE: The Company has revised the disclosure on page 12 of the Schedule
               14D-9 in response to the Staff's comment.

THE SOLICITATION OR RECOMMENDATION - OPINION OF FINANCIAL ADVISOR, PAGE 13

6. Please provide us, supplementally, a copy of any report Jefferies Broadview provided to your board of directors.

     RESPONSE: Under separate cover and pursuant to 17 C.F.R. Section 200.83
               ("Rule 83"), the Company has supplementally provided the Staff with a copy of the Jefferies Broadview report provided to the Company's Board of Directors. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company also respectfully requests the return of the materials when the Staff has completed its review thereof.

7. We note your disclosure that the fairness opinion from Jefferies Broadview was provided "solely" for the information of your board of directors and we note that the opinion does not include this language. Revise your disclosure to reconcile the disclosure and make clear that security holders may rely upon the materials when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

     RESPONSE: The Company has revised the disclosure on page 14 of the Schedule
               14D-9 in response to the Staff's comment.

8. Please disclose the results of the advisor's historical stock price performance analysis.

     RESPONSE: The Company has revised the disclosure on page 15 of the Schedule
               14D-9 in response to the Staff's comment.

9. Please explain why Jefferies Broadview used terminal growth rates of 4%-6% and why it adjusted the discount rate for a market risk premium of 7.2% and a small company premium of 4.5% in conducting the Discounted Cash Flow Valuation Analysis. Also, explain the concept of the Capital Asset Pricing Model. Finally, disclose the projected free cash flow for the 12 months ending December 31, 2010 that Jefferies Broadview used in its analysis.

     RESPONSE: The Company has revised the disclosure on page 20 of the Schedule
               14D-9 in response to the Staff's comment.

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Securities and Exchange Commission
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10.  Please disclose the 2007 projected earnings per share used by Jefferies
     Broadview in its Present Value of Projected Share Price Analysis Based in EPS.

     RESPONSE: The Company has revised the disclosure on pages 20-21 of the
               Schedule 14D-9 in response to the Staff's comment.

PERSONS/ASSETS RETAINED, PAGE 21

11.  Please quantify the fees paid and to be paid to Jefferies Broadview.

     RESPONSE: The Company has revised the disclosure on page 21 of the Schedule
               14D-9 in response to the Staff's comment.

                                      * * *

In connection with this response, the Company hereby acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
October 10, 2006
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If you require additional information, please telephone either the undersigned or Wendell C. Taylor of this firm at (617) 526-6000.

                                        Very truly yours,


                                        /s/ Stacy D. Krause
                                        ----------------------------------------
                                        Stacy D. Krause

cc: Dan Nemo, Esq.
    John A. Burgess, Esq.
    Jay E. Bothwick, Esq.
    Wendell C. Taylor, Esq.